

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

October 25, 2024

Peter Yu
Chief Executive Officer
Cartesian Growth Corporation II
505 Fifth Avenue, 15th Floor
New York, NY 10017

> **Re: Cartesian Growth Corporation II**
> **Preliminary Proxy Statement on Schedule 14A**
> **Filed October 9, 2024**
> **File No. 001-41378**

Dear Peter Yu:

    We have completed our review of your filing. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Sincerely,

Division of Corporation Finance
Office of Real Estate & Construction

cc: Thomas R. Martin